UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May, 2026

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

14 May 2026
NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY (PDMRs) IN ACCORDANCE WITH ARTICLE 19 OF THE UK MARKET ABUSE REGULATION

1.    NatWest Group plc (the Company) announces that Sharing in Success (SiS) awards, over ordinary shares of £1.0769* each in the Company (Shares) (ISIN: GB00BM8PJY71) were granted on 13 May 2026 under the NatWest Group plc 2024 Employee Share Plan (the Plan) and immediately vested. The market price per Share used on the grant of the SiS awards was £5.7016.

The number of Shares vested, the number of Shares withheld to meet associated tax liabilities and the number of Shares retained by each PDMR is as follows:

Name of PDMR	Position of PDMR	Award	No. of Shares vested	No. of Shares withheld to satisfy associated tax liability	No. of vested Shares retained
Robert Begbie	CEO, Commercial & Institutional	SiS	253	127	126
Solange Chamberlain	CEO, Retail	SiS	253	120	133
Emma Crystal	CEO, Private Banking & Wealth Management	SiS	253	120	133
James Holian	Chief Customer & Operations Officer	SiS	253	120	133
Maria Kokkinou	Group Chief People Officer	SiS	253	120	133
Scott Marcar	Group Chief Information Officer	SiS	253	120	133
Katie Murray	Group Chief Financial Officer	SiS	253	120	133
Sean Pilcher	Interim Group Chief Risk Officer	SiS	253	120	133
Paul Thwaite	Group Chief Executive Officer	SiS	253	120	133

The market price used to meet associated tax liabilities was £5.7118.

Clawback provisions will apply to each SiS award for a period of seven years from the date of grant. Such period can be extended to ten years in certain circumstances.

Vested Shares retained after payment of associated tax liabilities will be subject to a twelve-month retention period.

2.     The Company announces that Shares were delivered to PDMRs on 13 May 2026, as set out below. The Shares delivered represent payment of a fixed share allowance for the three-month period ending 30 June 2025 and have been calculated using a share price of £5.7016.

The number of Shares delivered, the number of Shares withheld to meet associated tax liabilities and the number of Shares retained by each PDMR is as follows:

Name of PDMR	Position of PDMR	No. of Shares delivered	No. of Shares withheld to satisfy associated tax liability	No. of Shares retained
Robert Begbie	CEO, NatWest Commercial & Institutional	15,895	7,960	7,935
Solange Chamberlain	CEO, Retail	12,716	5,986	6,730
Emma Crystal	CEO, Private Banking & Wealth Management	12,716	5,986	6,730
Scott Marcar	Group Chief Information Officer	18,088	8,515	9,573
Katie Murray	Group Chief Financial Officer	36,386	17,128	19,258
Paul Thwaite	Group Chief Executive Officer	53,366	25,120	28,246

The market price used to determine the number of Shares withheld to meet associated tax liabilities was £5.7118. Shares retained after payment of associated tax liabilities will be held on behalf of PDMRs and will be released in instalments over a five-year period.

All of the above transactions took place on the London Stock Exchange (XLON).

* Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:
NatWest Group Investor Relations
Claire Kane
Director of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	14 May 2026	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary